Exhibit 21.1

LIST OF SUBSIDIARIES OF OPEN LINK FINANCIAL, INC.

Company	Jurisdiction of Incorporation
Open Link Operating Partnership, L.P.	Delaware
Open Link International Limited	United Kingdom
Open Link International GmbH	Germany
Open Link International Party Ltd.	Australia
Open Link International Tecnologias Em Financa	Brazil
Open Link iRM GmbH	Austria